EXHIBIT 5.1

April 30, 2008	Main +1.206.447.0900 Fax +1.206.447.0849 26866.0027

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 4000

Seattle, WA 98119

Re:    Registration of Securities of Cell Therapeutics, Inc.

Ladies and Gentlemen:

This opinion is furnished to Cell Therapeutics, Inc., a Washington corporation (the “Company”), in connection with the proposed offer and sale by the Company of up to $36,000,000 in aggregate principal amount of 13.5% Convertible Senior Notes due 2014 (the “Convertible Notes”), 9,000 shares of the Company’s Series E 13.5% Convertible Exchangeable Preferred Stock (the “Series E Preferred”) and 56,962,025 shares of the Company’s common stock underlying the Convertible Notes and/or the Series E Preferred (the “Common Stock”) pursuant to Registration Statements on Form S-3 (File Nos. 333-143452 and 333-149982).

We have reviewed, among other things, (i) the Securities Purchase Agreement, dated April 29, 2008, between the Company and the purchaser party thereto (the “Purchase Agreement”), (ii) the Indenture Agreement, dated April 30, 2008, by and between the Company and U.S. Bank National Association, as Trustee, (iii) the Amended and Restated Articles of Incorporation of the Company, as in effect as of the date hereof, including the Amendment to the Articles of Incorporation setting forth the rights, privileges and preferences of the Series E Preferred (the “Restated Articles”), (iv) the Amended and Restated Bylaws of the Company, as in effect as of the date hereof, (v) the form of note for the Convertible Notes, (vi) the form of preferred stock certificate for the Series E Preferred and (vii) the records of the corporate proceedings and other actions taken or proposed to be taken by the Company in connection with the authorization, issuance and sale of the Convertible Notes, Series E Preferred and Common Stock. We have made such other factual inquiries as we deemed necessary to render this opinion.

We have assumed that (i) the Registration Statements, and any amendments thereto, will remain effective during the period when the Convertible Notes, Series E Preferred and Common Stock are offered, sold or issued, including upon the conversion of the Convertible Notes and the Series E Preferred and (ii) the Convertible Notes and Series E Preferred will be issued in the form we have reviewed and will have been signed by a duly authorized signatory.

Heller Ehrman LLP    701 Fifth Avenue, Suite 6100    Seattle, WA 98104-7098    www.hellerehrman.com

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Cell Therapeutics, Inc. April 30, 2008 Page 2

Based upon the foregoing and our examination of such questions of law as we have deemed necessary or appropriate for the purpose of our opinion, and subject to the limitations and qualifications expressed herein, it is our opinion that (a) the Convertible Notes and Series E Preferred have been duly authorized by all necessary corporate action on the part of the Company and constitute legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law, (b) the Series E Preferred, when sold and delivered in accordance with the Purchase Agreement and after receipt of payment therefor, will be validly issued, fully paid and non-assessable, (c) the shares of Common Stock underlying the Convertible Notes, when issued upon conversion of the Convertible Notes in accordance with the Indenture will be validly issued, fully paid and non-assessable and (d) the shares of Common Stock underlying the Series E Preferred, when issued upon conversion of the Series E Preferred in accordance with the Restated Articles will be validly issued, fully paid and non-assessable.

This opinion is limited to the federal laws of the United States of America and the laws of the State of Washington and the State of New York, and we disclaim any opinion as to the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as an exhibit to the current report on Form 8-K to be filed with the Commission on the date hereof for incorporation by reference into the Registration Statement and to the reference to this firm under the heading “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or Item 509 of Regulation S-K.

This opinion letter is rendered as of the date first written above and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the Purchase Agreement, the Convertible Notes, the Series E Preferred or the Common Stock.

This opinion letter is based on the customary practice of lawyers who regularly give, and lawyers who regularly advise opinion recipients regarding, opinions of the kind involved, including customary practice as described in bar association reports.

Very truly yours,

/s/ Heller Ehrman LLP